Nuveen Senior Income Fund (NSL)

Nuveen Floating Rate Income Opportunity Fund (JRO)

Nuveen Short Duration Credit Opportunities Fund (JSD)

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you proxy materials concerning important merger and other proposals affecting your fund(s), which was considered at an Annual Meeting of Shareholders of the funds on May 8, 2023, at 2:00 p.m., Central Time. The Meeting has been adjourned to allow shareholders more time to vote. The Meeting will reconvene on June 8, 2023, at 2:00 p.m., Central Time. The Meeting will be held in a virtual meeting format only, which will be conducted online via live webcast. This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Your vote is very important. We encourage you as a shareholder to participate in your fund’s governance by returning your vote as soon as possible. If enough shareholders fail to cast their votes, a fund may not be able to hold its Meeting or the vote on the merger or other proposals and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. Because your vote is critical, our outreach to you will continue until there is sufficient voting.

Please vote using one of the following options:

1.

VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the on-screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE

Call the toll-free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the recorded instructions.

3.	VOTE BY MAIL Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the funds’ proxy solicitor, toll free at 1- 888-916-1752.

View or download the proxy materials:

https://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.